Newlan & Newlan, Ltd.
attorneys at law

800 Parker Square	972-899-4070
Suite 205	(fax) 877-796-3934
Flower Mound, Texas 75028	www.newlan.com

October 2, 2015

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Sherry Haywood

Re:	Heavenstone Corp.
Registration Statement on Form S-1
Commission File No. 333-201314

Dear Ms. Long:

This is in response to the Staff’s letter of comment dated January 26, 2015, relating to the captioned Registration Statement on Form S-1 of Heavenstone Corp. (the “Company”).  The Staff’s comments are addressed below, seriatim:

Comment No. 1: Please be advised that, as of the date of this letter, the Company has not delivered any written communications to any person in reliance on Section 5(d) of the Securities Act. In the future, should the Company deliver written communications in reliance on Section 5(d) of the Securities Act, copies of such written communications will be provided supplementally.

Comment No. 2: Please be advised that Amendment No. 1 to the captioned Registration Statement on Form S-1 contains updated disclosure regarding the Company, including its having purchased approximately $2,800,000 in real estate and a current cash position of approximately $230,000, an amount sufficient for it to continue its present level of operations through at least the remainder of 2015.  In the present circumstances, the Company believes that compliance with Rule 419 is not necessary.

Comment No. 3: Please be advised that, in response to this comment, the requested revision to disclosure has been made to the Calculation of Registration Fee table.

Comment No. 4: Please be advised that, in response to this comment, the requested revisions to disclosure have been made (pp. 2, 31, 32 and 40).

Comment No. 5: Please be advised that, in response to this comment, the requested revisions to disclosure have been made (p. 2).

Comment No. 6: Please be advised that, in response to this comment, the requested addition to disclosure has been made (p. 13).

Comment No. 7: Please be advised that, in response to this comment, the subject disclosure has been reconciled (pp. 14, 33 and 48).

Comment No. 8: Please be advised that, as of the date of this letter, full payment for all of the shares being offered by the selling shareholders had been received by the Company.  In this regard, an updated opinion of counsel has been filed as Exhibit 5.1.

Comment No. 9: Please be advised that, in response to this comment, the requested additions to disclosure have been made (p. 32).

Comment No. 10: Please be advised that, throughout the Prospectus, the disclosure regarding the Company’s business, in general, and its properties, in particular, has been substantially revised.  The substance of this comment has been integrated into the revised disclosure.

Comment No. 11: Please be advised that, throughout the Prospectus, the disclosure regarding the Company’s business, in general, and its properties, in particular, has been substantially revised.  The substance of this comment has been integrated into the revised disclosure.

Comment No. 12: Please be advised that, in response to this comment, the requested clarification and additions to disclosure have been made.

Comment No. 13: Please be advised that, in response to this comment, the requested revisions to disclosure have been made (p. 35).

Comment No. 14: With respect to the first part of this comment, please be advised that, throughout the Prospectus, the disclosure regarding the Company’s business, in general, and its properties, in particular, has been substantially revised. The substance of this comment has been integrated into the revised disclosure.

With respect to the second part of this comment, please be advised that, with the progress of the Company’s business and the more-currently dated audited financial statements filed as part of the Prospectus, the substance of this comment has been resolved.

Comment No. 15: Please be advised that, in response to this comment, the requested revisions to disclosure have been made.

Comment No. 16: Please be advised that, in response to this comment, the requested addition to disclosure has been made.

Comment No.17: Please be advised that, in response to this comment, the requested revisions and additions to disclosure has been made (pp. 47 and 48).

Comment No. 18: Please be advised that, in response to this comment, the requested revisions to disclosure has been made (p. 3).

Comment No. 19: Please be advised that the information on the Company’s website has been updated in response to this comment.

Please feel free to contact the undersigned at (972) 899-4070, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely, NEWLAN & NEWLAN, LTD. By: /s/ ERIC NEWLAN Eric Newlan

cc: Heavenstone Corp.